

Mail Stop 3561

January 19, 2017

Via E-mail
Jeffrey L. Vigil
Chief Financial Officer
Uranium Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, CO 80112

   Re: Uranium Resources, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed December 16, 2016
     File No. 001-33404

Dear Mr. Vigil:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ James Lopez (for)

            John Reynolds
            Assistant Director
            Office of Beverages, Apparel, and Mining

cc: David R. Crandall, Esq.
   Hogan Lovells US LLP